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                            January 8, 2021

       David Baszucki
       President and Chief Executive Officer
       Roblox Corporation
       970 Park Place
       San Mateo, California 94403

                                                        Re: Roblox Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 1,
2020
                                                            Correspondence
filed December 23, 2020
                                                            File No. 333-250204

       Dear Mr. Baszucki:

              We have reviewed your amended registration statement and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

       Correspondence filed December 23, 2020

       General

   1. We note that your preliminary price range was not shared with any potential investors.
                                                        Clarify whether there
were any price-related discussions with potential institutional investors or registered
holders.
       Appendix A to Correspondence filed December 23, 2020

       Our listing differs significantly from an underwritten initial public offering, page 56

   2. We note your disclosure that "there will be no book building process..." However, your
 David Baszucki
FirstName  LastNameDavid Baszucki
Roblox Corporation
Comapany
January    NameRoblox Corporation
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
         financial advisors did engage in book building activities when the offering was being underwritten (e.g. testing the waters activities). Clarify whether there is any information gained from their aborted book building process that the financial advisors will communicate to the DMM that would not have been communicated to the DMM in the absence of the abandoned underwritten offering.
Principal and Registered Stockholders, page 167

3. Clarify whether you will be registering all your outstanding shares of Class A common stock for resale which could not be freely resold pursuant to Rule
144.
Plan of Distribution, page 186

4. Tell us whether Goldman Sachs & Co. LLC or Morgan Stanley & Co. LLC discussed with any of the registered holders the possibility of selling their shares in the aborted initial public offering. In addition, tell us about the nature of contact with institutional investors as part of the underwriter's book building process.
5.       Please remove the disclosure that the    financial advisors and any
affiliated persons will
         endeavor to observe, a five-day restricted period    which appears to
be qualifying your
         disclosure regarding not violating Regulation M.
6.       Please identify the    other financial advisors    that you reference
on pages 57 and 187.
7.       Tell us whether the financial advisors or the company   s founder
consulted with registered
         stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy your Class A common stock in the open market following the listing.
8. Please clarify and discuss the specific NYSE rule text that you are relying on to permit more than one financial advisor (i.e., both Goldman and Morgan here) to consult with the
         DMM regarding the direct listing   s opening price.
9. Please clarify and confirm precisely which NYSE rule specifically requires more than one
         financial advisor to provide the specific information regarding    the
ownership of the
         outstanding Class A common stock and pre-listing selling and buying interest in such stock that the financial advisors become aware of from potential investors and holders of such stock, including after consultation with certain institutional investors (which may
         include certain of the registered holders).    Please consider whether
it would be more
         accurate to delete or revise any explicit references to or the use of
the phrase    pursuant to
         the NYSE rules.    Please also clarify and confirm precisely which
NYSE rule requires
         Goldman and Morgan, in their capacity of    financial advisors,    to
provide the DMM with
         the fair value per share, as determined by the Company   s most
recently completed
         independent Class A common stock valuation report, prepared by an independent third
         party on the Company   s behalf (without any financial advisor
participating in the
         preparation of such report). Clarify whether this is intended to be the same consultation with the DMM as with respect to the opening price.
 David Baszucki
Roblox Corporation
January 8, 2021
Page 3
10.    Please clarify and confirm that the    pre-opening indication(s)    (in
contrast to the
          Opening Price   ) is updated by the DMM and made available on the
consolidated tape
       and the NYSE market data feeds without any consultation with a Financial Advisor.
11. Please remove your reference to "discounts, concessions, or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions
       involved" to avoid an unintended reference to Regulation M   s "special
selling
       efforts/selling methods."
Amendment 1 to Registration Statement on Form S-1

Capitalization, page 72

12. We note the terms for automatic conversion of the convertible preferred stock, which include the closing of an initial public offering where aggregate proceeds exceed $50 million. Given the change in this offering to a direct listing, whereby the company will not receive proceeds, tell us why it is appropriate to continue to reflect the automatic conversion of your convertible preferred stock on a pro forma basis.
Note 1. Overview and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

13.    We continue to consider your responses to prior comments 8, 10 and 11.
Note 14. Subsequent Events (Unaudited), page F-35

14. Please revise to disclose the value of the Class A common shares issued in each of the
       Imbellus and LoomAi acquisitions. Also, revise to disclose the estimated unrecognized compensation expense related to the November 2020 RSU grants. Refer to ASC 855-10-
       50-2(b).
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Baszucki
                                                            Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                            Office of
Technology
January 8, 2021 Page 3
cc:       Michael E. Coke
FirstName LastName